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Chuka Ikokwu

Founder at DIVERCITY

Los Angeles, California · 500+ connections · Contact info

DIVERCITY - Diversity & Inclusion Solved.

Massachusetts Institute of Technology - Sloan School...

About

Chuka Ikokwu is a results-driven Analytics/Business Intelligence Manager & Product Manager (MBA) and accomplished Management Consultant with a remarkable track record of consistently completing high-profile mobile and online media projects with quick turnaround focused on driving monetization, user acqu ... see more

Activity

3,247 followers



This is fire! Proud to be WB Alumni 😃
Chuka shared this
4 Reactions



This is incredible!! I see several t-shorts up front with two of my alma...
Chuka commented



My guy Olatunde Sobomehin making true change you can believe in, in the...
Chuka shared this
3 Likes



LA in the house!! #siliconbeach 🙌
Chuka commented

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Experience



Founder
DIVERCITY - Diversity & Inclusion Solved.
Sep 2015 – Present · 3 yrs 11 mos
Greater Los Angeles Area

Senior Data Analytics Specialist
Hush, Inc
Jun 2018 – Dec 2018 · 7 mos
Greater Los Angeles Area

• Quickly set up user-friendly but detailed KPI reports to drive insights for the executive, branding, and merchandising team
• Guided rapid product development using tired and true analytics best practices with Tableau and Periscope visuals... See more

Head of Data Analytics
Unity Technologies
Aug 2016 – Mar 2018 · 1 yr 8 mos

 

Q Search

• Manage incredibly razor-sharp team of data scientists and engineers to help build developer-centric data-driven products that have measurable results for mobile ap... See more

Senior Manager of Analytics
Warner Bros. Entertainment Group of Companies
Nov 2013 – May 2016 · 2 yrs 7 mos
San Francisco Bay Area

• Built and led world-class team of data scientists, analysts, and engineers to operate and optimize WB's mobile applications using data, getting them to No 1 in the app stores
• Established data/analytics tracking taxonomy and standard for WB's digital publishing department... See more

Director of Business Intelligence
Crowdstar
Oct 2012 – Oct 2013 · 1 yr 1 mo
San Francisco Bay Area

• Drove user LTV up by several multiples by interpreting user behavior and making data-driven recommendations to improve Apps
• Optimized User-Acquisition by measuring user performance (monetization and engagement) and segmenting behavioral patterns to help select preferred marketing partners... See more

Show 5 more experiences ⌄

Education

Massachusetts Institute of Technology - Sloan School of Management
Master of Business Administration, Technology Strategy & Management & Marketing
2007 – 2009
Activities and Societies: Founder & President of the MIT Sloan Ping Pong Club

The University of Texas at Arlington
Honors B.S., Economics
2003 – 2005
Activities and Societies: Captain & Goalkeeper of UT Arlington Intramural
Championship-winning Soccer Team

Igbinedion Education Center
High School Diploma, Fine Arts & Social Sciences
1994 – 2000
Activities and Societies: Men's High-Jump Finalist - 2nd Place

Licenses & Certifications

Data Analysis and Statistical Inference
Coursera
Issued Nov 2014 · No Expiration Date

See credential

Volunteer Experience

Feed-The-Homeless Volunteer & Coordinator
Bay Area Christian Church
Sep 2009 • 1 mo
Poverty Alleviation

   🔍 Search   

Analytics · 99+

Endorsed by **Yash Mehta, who is highly skilled at this**

Endorsed by **3 of Chuka's colleagues at Warner Bros. Entertainment**

Strategy · 99+

Endorsed by **Daniel Johnson and 7 others who are highly skilled at this**

Endorsed by **3 of Chuka's colleagues at Warner Bros. Entertainment**

Strategic Partnerships · 96

Endorsed by **Shad Mohammadi, MBA and 2 others who are highly skilled at this**

Endorsed by **2 of Chuka's colleagues at Crowdstar**

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Recommendations

Received (22)   Given (40)

Brian Sapp
Vice President, User Acquisition Marketing at Jam City
June 30, 2016, Brian managed Chuka directly

I had the pleasure of managing Chuka for two years at WB Games. Chuka built a world class Analytics team during his time at WB. He is a no-nonsense leader that is adept at removing obstacles and executing quickly on team tasks and projects. Chuka ran a lean team and still managed to accompli... **See more**

Brian Sapp
Vice President, User Acquisition Marketing at Jam City
June 28, 2016, Brian managed Chuka directly

I had the pleasure of managing Chuka for two years at WB Games. Chuka built a world class Analytics team during his time at WB. He is a no-nonsense leader that is adept at removing obstacles and executing quickly on team tasks and projects. Chuka ran a lean team and still managed to accompli... **See more**

Show more ⌄



 